SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Addition of affiliated companies (total 6 companies)

Affiliated company

1.

Name of the company: KT Capital Corporation

Names of Representative Directors: Ryu, Jae Jeong

Total asset: (KRW) 99,964,081,441

Total liabilities: (KRW) 391,549,861

Stockholders’ equity: (KRW) 99,572,531,580

Capital: (KRW) 101,000,000,000

Business area: capital lease, equipment lease

2.

Name of the company: Olive Nine Co., Ltd.

Names of Representative Directors: Koh, Dae-Hwa

Total asset: (KRW) 43,579,617,542

Total liabilities: (KRW) 22,012,886,949

Stockholders’ equity: (KRW) 21,566,730,593

Capital: (KRW) 22,228,474,500

Business area: production and distribution of broadcasting programs

3.

Name of the company: Olive Nine Entertainment Co., Ltd.

Names of Representative Directors: Kim, Tae-Won

Total asset: (KRW) 1,777,596,504

Total liabilities: (KRW) 2,877,433,853

Stockholders’ equity: (KRW) -1,099,837,349

Capital: (KRW) 700,000,000

Business area: entertainment management service, production of broadcasting programs

4.

Name of the company: Olive Nine Creative Co., Ltd.

Names of Representative Directors: Kim, Tae-Won

Total asset: (KRW) 855,493,123

Total liabilities: (KRW) 275,226,820

Stockholders’ equity: (KRW) 580,266,303

Capital: (KRW) 466,640,000

Business area: planning and designing theme parks, merchandising

5.

Name of the company: The Contents Entertainment

Names of Representative Directors: Kim, Jong-Seung / Kim, Tae-Won

Total asset: (KRW) 2,140,677,020

Total liabilities: (KRW) 1,636,168,404

Stockholders’ equity: (KRW) 504,508,616

Capital: (KRW) 600,000,000

Business area: advertising, entertainment management service

6.

Name of the company: KTF M&S Co., Ltd.

Names of Representative Directors: Moon, Gi-Oon

Total asset: (KRW) 20,000,000,000

Total liabilities: (KRW) 0

Stockholders’ equity: (KRW) 20,000,000,000

Capital: (KRW) 20,000,000,000

Business area: telecommunication equipment sales and rental

KTF owns 100% of the shares of KTF M&S.

Name of company group:	KT

Reason for addition:	KT Corporation received notice from the Korean Fair Trade Commission that 6 companies stated above will be classified as affiliates of a large business group.

Number of affiliated company after the addition above:	25

Date confirmed:	January 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director